UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

DATARAM CORPORATION
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

238-108-20-3
(CUSIP Number)

Robert V. Tarantino
57 Southfield Road
West Windsor, NJ  08550
(609) 799-9534
(Name, Address and Telephone Number of Person Authorized to
Receive Notices & Communications)

March 12, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No.  238-108-20-3

1.		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Robert V. Tarantino
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.		SEC USE ONLY

4.		SOURCE OF FUNDS

PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	7.	SOLE VOTING POWER

607,599
	8.	SHARED VOTING POWER

17,100
	9.	SOLE DISPOSITIVE POWER

624,699
	10.	SHARED DISPOSITIVE POWER

17,100
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

624,699
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14.		TYPE OF REPORTING PERSON

IN

Item 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D is filed with respect to Dataram Corporation (the "Issuer"), which has its principal executive offices at Route 571, P.O. Box 7528, Princeton, NJ 08543-7528, telephone number (609) 799-0071.  This Statement relates to the Issuer's common stock, $1.00 par value (the "Common Stock").0

Item 2.	IDENTITY AND BACKGROUND.

This Statement is filed by Robert V. Tarantino, retired Chairman of the Board, President and Chief Executive Officer of the Issuer, who has his principal address at 57 Southfield Road, West Windsor, NJ 08550.

Mr. Tarantino has not during the last five (5) years been convicted in a criminal proceeding of any offense (excluding traffic violations or similar misdemeanors), nor was he during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Tarantino is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable.

Item 4.	PURPOSE OF TRANSACTION.

This Item is amended to add:

On March 12, 2009, Mr. Tarantino completed the sale of 92,665 shares of Dataram stock which is 1% of the outstanding shares of Dataram Corp.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

This Item is amended to add:

Beneficial Ownership

	Sole	%	Shared	%	Total	%

Robert Tarantino	607,599	6.9	17,100	0.2	624,699	7.0

On October 31, 2008, 8,869,184 shares of Common Stock were outstanding.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 2009	/s/ ROBERT V. TARANTINO
Robert V. Tarantino

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)